FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the followings:

1.	Press release dated September 14, 2007 regarding Revisions to Consolidated Interim Business Forecast for Fiscal 2007, Extraordinary Items in Non-consolidated Accounts and Interim Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 19, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions to Consolidated Interim Business Forecast for Fiscal

2007, Extraordinary Items in Non-consolidated Accounts and Interim Dividend

Tokyo, September 14, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Board of Directors today decided to revise, as follows, the Company’s consolidated interim business forecasts for fiscal 2007, the year ending March 31, 2008, which were announced with operating results on July 31 this year and resolved the interim dividend for fiscal 2007. The Company also announced plans to record extraordinary items on a non-consolidated basis. The interim dividend applicable to fiscal 2007 is scheduled for final authorization by the Board of Directors in late October this year.

(1) Revision of Consolidated Interim Business Forecast (from April 1, 2007 to September 30, 2007)

	(Billions of yen)
	Revenues	Operating income (loss)	Income (loss) before income taxes and minority interests	Income (loss) before minority interests	Net income (loss)
Previous forecast (A)	4,950.0	90.0	85.0	15.0	(25.0)

Revised forecast (B)	4,950.0	90.0	80.0	10.0	(35.0)

(B) – (A)	0.0	0.0	(5.0)	(5.0)	(10.0)

% change	0%	0%	(6)%	(33)%	—

First half of fiscal 2006, ended September 30, 2006	4,770.9	19.8	25.8	(34.7)	(78.0)

[Reasons for Revisions]

The Company will halt production on the plasma line of its former second plant and concentrate production in the previously announced third plant with its highly efficient production system at the Miyazaki Works of subsidiary Fujitsu Hitachi Plasma Display Limited (FHP). As a result of this move, which is intended to improve competitiveness in the plasma TV business, the Company will record an impairment loss of approximately 15.0 billion yen.

Due to the aforementioned reason, the Company has revised its consolidated interim business forecasts announced with operating results on July 31 this year. The Company is now projecting income before income taxes and minority interests of 80.0 billion yen, income before minority interests of 10.0 billion yen, and a net loss of 35.0 billion yen on a consolidated basis.

2. Extraordinary Losses and the Gain on a Non-consolidated Basis in Interim Period

On a non-consolidated basis in the interim period, Hitachi plans to record a revaluation loss relating to the balance of its investment in FHP and an allowance for doubtful receivables on loans to the same company. Together, therefore, the Company plans to record charges totaling approximately 50.0 billion yen as extraordinary losses for business structure reforms.

The Company also plans to book a gain on the sale of affiliated company shares of approximately 29.0 billion yen due to the sale of some shares in Hitachi-GE Nuclear Energy, Ltd. following its establishment.

3. The Interim Dividend for the Fiscal Year Ending March 31, 2008

Record Date: September 30, 2007

Amount: 3.0 yen per share

Aggregate Amount (Note): 9,974 million yen

Planned Effective Date: November 26, 2007

Note:	The calculation of the aggregate amount of interim dividend is based on 3,324,699,161 shares, which reduced 43,426,895 shares of treasury stock from total issued shares of 3,368,126,056 shares as of August 31, 2007.

(Reference)

Dividends for the fiscal year ended March 31, 2007

Interim dividend: 3.0 yen per share

Year-end dividend: 3.0 yen per share

Annual dividend 6.0 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statements” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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